EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Chemical Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-210520) on Post-Effective Amendment No. 1 to Form S-4 on Form S-8 of Chemical Financial Corporation of our reports dated February 26, 2016, with respect to the consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 10-K of Chemical Financial Corporation.

/s/ KPMG LLP

Detroit, Michigan
September 1, 2016